

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2015

Via E-mail
Gerri A. Henwood
President and Chief Executive Officer
Recro Pharma, Inc.
490 Lapp Rd
Malvern, PA 19355

> **Re:** **Recro Pharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 3, 2015**
> **File No. 333-201841**

Dear Ms. Henwood:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the offer and resale of 2,500,000 shares of common stock to be issued to Aspire Capital pursuant to an equity line agreement. Based on the number of shares being registered relative to the number of shares of common stock held by non-affiliates, it appears that your proposed offering constitutes a primary offering that can only proceed on an at-the-market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form S-3. In this regard, our accommodations allowing registration of equity line financings to proceed as secondary offerings under Rule 415(a)(1)(i) do not apply for transactions of this size. As such, you may register the resale offering of equity line shares only after each put of shares to Aspire Capital. In the alternative, you may withdraw your registration statement, enter into a revised equity line agreement reducing the number of shares to be issued under the equity line agreement, and file a new registration statement to register the offering as an indirect primary offering under our equity line accommodation.

2.   Please expand your disclosure to state that Aspire Capital's obligations under the common stock purchase agreement are non-transferable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: Justin P. Klein, Esq.
             Katayun I. Jaffari, Esq.
             Ballard Spahr LLP
             1735 Market Street, 51st Floor
             Philadelphia, PA 19103